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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48652

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/20 AND ENDING 12/31/20

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advantage Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

231 South La Salle Street, Suite 1400

(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph M. Guinan Jr.   312.800.7009

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Joseph M. Guinan Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Advantage Securities LLC.** as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

Signature

Chief Executive Officer

February 22, 2021   Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Advantage Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Advantage Securities LLC (the Company) as of December 31, 2020, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Advantage Securities LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Advantage Securities LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Advantage Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Advantage Securities LLC's auditor since 2005.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Advantage Securities LLC's financial statements. The supplemental information is the responsibility of Advantage Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 17, 2021

ADVANTAGE SECURITIES LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	73,796
U.S Government treasury securities, at fair value		499,760
Other asset		8,060
	$	581,616

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	6,000
Member's equity		575,616
	$	581,616

See accompanying notes.

ADVANTAGE SECURITIES LLC

Statement of Operations

Year Ended December 31, 2020

Revenues		
Gain on U.S. government treasury securities	$	6,171
Expenses		
Employee compensation and benefits		93,468
Professional fees		18,944
Communications		6,000
Data processing		6,000
Occupancy		5,949
Other operating expenses		14,370
		144,731
Net loss	$	(138,560)

See accompanying notes.

ADVANTAGE SECURITIES LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2020

Balance, January 1, 2020	$	714,176
Net loss		(138,560)
Balance, December 31, 2020	$	575,616

See accompanying notes.

ADVANTAGE SECURITIES LLC

Statement of Cash Flows

Year Ended December 31, 2020

Cash flows from operating activities		
Net loss	$	(138,560)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
U.S. government treasury securities, at fair value		199,169
Other asset		(2,491)
Net cash provided by operating activities		58,118
Net Increase in cash		58,118
Cash, beginning of year		15,678
Cash, end of year	$	73,796

See accompanying notes.

ADVANTAGE SECURITIES LLC

Notes to Financial Statements

December 31, 2020

1. Organization and Business

Advantage Securities LLC (the "Company"), an Illinois limited liability company, was organized on August 1, 1995. The Company is a broker-dealer registered with Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition and Financial Instruments Valuation
All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC 820") - Fair Value Measurement and Disclosures (see Note 4).

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Company is a limited liability company with all taxable income or loss recorded in the taxable income or loss of Advantage Futures LLC, its sole member. Accordingly, no provision for income taxes has been made in the accompanying financial statements. Advantage Futures LLC records its taxable income or loss in the income tax return of its sole member, Advantage Financial LLC.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2017. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2020.

Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendments are effective for fiscal years beginning after

---

December 15, 2019. The adoption of this standard did not have a material impact of the Company's financial statements.

3. Related-Party Transactions

The Company has an expense sharing agreement with Advantage Futures LLC, its sole member, under which they share general and administrative services. The member allocates these expenses to the Company and they are recorded in various expense categories on the Company's statement of operations. During the year ended December 31, 2020, the Company was charged approximately $117,417 for shared expenses in accordance with the expense sharing agreement.

4. Fair Value Measurement and Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2020, Level 1 assets consisted of the following:

U.S. Government treasury securities	$499,760

The Company held no Level 2 or Level 3 assets at December 31, 2020.

5. Guarantees

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a

guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2020.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or two percent of "aggregate debit items", as defined.

At December 31, 2020, the Company had net capital and net capital requirements of $563,808 and $250,000, respectively.

7. **Subsequent Events**

The Company's management has evaluated events and transactions through February 17, 2021, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

8. **Credit Concentration**

At December 31, 2020, a significant credit concentration consisted of approximately $499,760 representing the fair value of the Company's U.S. government treasury securities held at BMO Harris Bank. Management does not consider any credit risk with these securities to be significant.

SUPPLEMENTAL SCHEDULES

ADVANTAGE SECURITIES LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2020

Computation of net capital

Total member's equity	$	575,616
Deductions and/or charges:		
Nonallowable assets:		
Other asset		(8,060)
Haricuts on securities:		
Trading and investment securities:		
U.S. and Canadian government obligations		(3,748)
Net capital	$	563,808

Computation of alternate net capital requirement

Minimum net capital required (greater of $250,000 or 2% of aggregate debt items)	$	250,000
Net capital in excess of net capital requirement	$	313,808

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2020.

See accompanying notes.

ADVANTAGE SECURITIES LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2020

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

ADVANTAGE SECURITIES LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2020

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Advantage Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which Advantage Securities LLC (the Company) stated that (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2020 without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
February 17, 2021



ADVANTAGE SECURITIES

Joseph M. Guinan
Chief Executive Officer

Rule 15c3-3 Exemption Report

Advantage Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2020 without exception.

Advantage Securities LLC

I, Joseph M. Guinan Jr., swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Joseph M. Guinan Jr.
Chief Executive Officer

February 17, 2021

231 South LaSalle Street, Suite 1400 Chicago, IL 60604   p 312.800.7009   f 312.800.7815
e-mail: jguinan@advantagefutures.com   web: www.advantagefutures.com